UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Plan to Enhance Competitiveness of Media Business

On January 3, 2019, SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of SK Telecom Co., Ltd. (the “Company”), entered into a memorandum of understanding with the contents alliance platform POOQ, which is a joint venture among KBS, MBC and SBS, to pursue a combination of SK Broadband’s OKSUSU business with POOQ, in order to establish a system of cooperation for securing competitiveness in the rapidly-changing media market.

The above plan may be subject to change depending on the results of future negotiations with counterparties and meetings of SK Broadband’s board of directors. The Company plans to update its disclosure regarding this matter when any definitive decision is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: January 17, 2019

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